Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 469-3667


                                                   February 10, 2003


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G - Allianz




 Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                     Sincerely,



                                                     Jeffrey A. Ruiz






Enclosures

                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                                  (Amendment No. 3 )

                      Under the Securities Exchange Act of 1934

                                     Allianz AG
                     ---------------------------------------
                                   NAME OF ISSUER:


                           Common Stock ($0.001 Par Value)
                       ---------------------------------------
                            TITLE OF CLASS OF SECURITIES

                                      018805101
                    ---------------------------------------
                                    CUSIP NUMBER


                                  December 31, 2002
                       ---------------------------------------
               (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

                  [  ]     Rule 13d-1(b)

                  [X ]     Rule 13d-1(c)

                  [  ]     Rule 13d-1(d)





* On February 5, 2003, Deutsche Bank AG submitted a Statement of Beneficial Ownership on Schedule 13G reporting their ownership of shares of Common Stock of ALLIANZ AKTIENGESELLSCHAFT. It was subsequently determined that the beneficial ownership of the Common Stock attributed to DB Investor was made in error. DB Value GmbH, Norderfriedrichskoog is the correct holder of the shares. Deutsche Bank AG is re - submitting this Schedule 13G/A to report and correct the error.

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) [ ]
    (B) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5. SOLE VOTING POWER
SHARES               12,428,173
BENEFICIALLY      6. SHARED VOTING POWER
OWNED BY             0
EACH              7. SOLE DISPOSITIVE POWER
REPORTING            13,532,423
PERSON WITH       8. SHARED DISPOSITIVE POWER
                     0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.5 %

12. TYPE OF REPORTING PERSON

         HC, CO, BK


  * In accordance with Securities Exchange Act Release No. 39538 (January 12,
  1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

Item 1(a).        Name of Issuer:

                  Allianz AG  (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is:

                  Vorstandssekretariat Koeniginstrasse 28, 80802 Munchen, Federal Republic of Germany.


Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG, ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is:

                           Taunusanlage 12, D-60325
                           Frankfurt am Main
                           Federal Republic of Germany

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.001 par value

                  ("Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a) [ ] Broker or dealer registered under section 15 of the
                         Act;

                 (b) [ ] Bank as defined in section 3(a)(6) of the Act;

                 (c) [ ]Insurance Company as defined in section 3(a)(19)
                     of the Act;

                 (d) [ ] Investment Company registered under section 8
                     of the Investment Company Act of 1940;

                 (e) [ ] An investment adviser in accordance with Rule
                     13d-1(b)(1)(ii)(E);

                 (f) [ ] An employee benefit plan, or endowment fund in
                     accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) [ ] parent holding company or control person in
                     accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h) [ ] A savings association as defined in section
                     3(b) of the Federal Deposit Insurance Act;

                 (i) [ ] A church plan that is excluded from the
                     definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j) [ ] Group, in accordance with Rule 13d-1
                     (b)(1)(ii)(J).


Item 4.           Ownership.

           (a)    Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

           (b)    Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

            (c)   Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote:

                           The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii) shared power to vote or to direct the vote:

                           The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                           The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                           The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                   Not applicable.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  See Exhibit A

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                        SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DEUTSCHE BANK AG


                                    By: /s/ Jeffrey A. Ruiz
                                    Name: Jeffrey A. Ruiz
                                    Title: Vice President


                                    By: /s/ Margaret M. Adams
                                    Name: Margaret M. Adams
                                    Title: Director





Dated: 2/10/03

                                    Exhibit A



Subsidiary                                      Sole Dispositive                Sole Voting
------------------------------------------------------------------------------------------------


Deutsche Bank AG Frankfurt Branch               3,387,850                        2,252,158

Deutsche Bank AG London Branch                  1,447,203                        1,237,650

Deutsche Morgan Grenfel Group Plc,London          268,005                          509,000

DB Value GmbH, Norderfriedrichskoog             8,408,660                        8,408,660

Deutsche Bank Securities Inc.                      20,705                           20,705


